SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SAVVIS, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 per share (Title of Classes of Securities)	805423308 (CUSIP Number of Class of Securities (Underlying Common Stock))

Gregory W. Freiberg

Senior Vice President and Chief Financial Officer

SAVVIS, Inc.

1 SAVVIS Parkway

Town & Country, Missouri 63017

(314) 628-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies To:

Christine M. Pallares, Esq.

Hogan & Hartson LLP

875 Third Avenue

New York, NY 10022

(212) 918-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$17,269,078	$964

*Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,201,968 shares of common stock of SAVVIS, Inc. having an aggregate value of $17,269,078 as of May 26, 2009, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes-Merton option valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$964	Filing Party:	SAVVIS, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	May 29, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
☐	Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on May 29, 2009 (the “Schedule TO”) by SAVVIS, Inc. (the “Company”), in connection with the Company’s offer to exchange outstanding options to purchase shares of common stock granted prior to May 29, 2008 that have an exercise price per share greater than $17.85 (“Eligible Options”) for a lesser number of new options with an exercise price equal to the closing price of the common stock on The Nasdaq Global Select Market on the date of grant (the “New Options”), subject to certain conditions (the “Exchange Offer”).

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction.

The Exchange Offer expired at 6:00 a.m. Central Time on June 26, 2009. Pursuant to the Exchange Offer, Eligible Employees (as defined therein) tendered, and the Company accepted for cancellation, Eligible Options to purchase an aggregate of 4,002,618 shares of common stock, representing approximately 93.3% of Eligible Options. On June 29, 2009, the Company granted 3,024,232 New Options and cancelled the tendered Eligible Options. The New Options have an exercise price of $11.67 per share, the closing price of the common stock on The Nasdaq Global Select Market on June 29, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Tender Offer Statement on Schedule TO is true, complete and correct.

SAVVIS, INC.

/s/ Gregory W. Freiberg
Gregory W. Freiberg
Senior Vice President and Chief Financial Officer

Date: June 30, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Stock Options, dated May 29, 2009

(a)(1)(B)*	Form of Email Communication to Eligible Employees

(a)(1)(C)*	Email Communication to U.S. Eligible Employees from Fidelity Stock Plan Services

(a)(1)(D)*	Email Communication to U.K. Eligible Employees from Fidelity Stock Plan Services

(a)(1)(E)*	Email reminder to U.S. Eligible Employees

(a)(1)(F)*	Email reminder to U.K. Eligible Employees

(a)(1)(G)*	Election Form

(a)(1)(H)*	Withdrawal Form

(a)(1)(I)*	Form of Communication to Eligible Employees Confirming Receipt of Election/Withdrawal Form

(a)(1)(J)*	Exchange Offer Website Screen Shots

(b)	Not applicable

(d)(1)	1999 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K, filed on April 17, 2001)

(d)(2)	Amendment No. 1 to the 1999 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 14, 2002)

(d)(3)	Amendment No. 2 to the 1999 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 14, 2002)

(d)(4)	Amendment No. 3 to the 1999 Stock Option Plan (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 14, 2002)

(d)(5)	Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q, filed on May 5, 2006)

(d)(6)	Amendment No. 1 to the Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K, filed on February 26, 2007)

(d)(7)	Amendment No. 2 to the Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on May 15, 2007)

(d)(8)	Amendment No. 3 to the Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q, filed on July 31, 2007)

(d)(9)	Amendment No. 4 to the Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on May 22, 2009)

(d)(10)	Amendment No. 5 to the Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on May 22, 2009)

(d)(11)	Form of Non-Qualified Stock Option Agreement under the Amended and Restated 2003 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed October 30, 2003)

(d)(12)*	Form of Incentive Stock Option Agreement under the Amended and Restated 2003 Incentive Compensation Plan

(g)	Not applicable

(h)	Not applicable

*	Previously filed.

5